UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. ___)*

Spansion Inc.
(Name of Issuer)
Common Stock, $.001 par value per share
(Title of Class of Securities)
84649R200
(CUSIP Number)
December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1(b)

☐    Rule 13d-1(c)

☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84649R200	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chilton Investment Company, LLC 87-0742367
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,885,917
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,885,917
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,885,917
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12.	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 84649R200	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer. Spansion Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices. 915 DeGuigne Drive, Sunnyvale, CA 94085
Item 2(a).	Names of Person Filing. Chilton Investment Company, LLC
Item 2(b).	Address of Principal Business Office or, if None, Residence. 1290 East Main Street, 1st Floor Stamford, CT 06902
Item 2(c).	Citizenship. State of Delaware
Item 2(d).	Title of Class of Securities. Common Stock, $.001 par value
Item 2(e).	CUSIP Number. 84649R200

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 84649R200	13G	Page 4 of 5 Pages

Item 4.	Ownership.
(a) Amount beneficially owned: 4,885,917 shares
(b) Percent of class: 8.1%
(c) Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:  4,885,917
(ii)          Shared power to vote or to direct the vote:  0
(iii)         Sole power to dispose or to direct the disposition of:  4,885,917
(iv)         Shared power to dispose or to direct the disposition of:  0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following . ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Inapplicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Inapplicable.
Item 8.	Identification and Classification of Members of the Group.
Inapplicable.
Item 9.	Notice of Dissolution of Group.
Inapplicable.

CUSIP No. 84649R200	13G	Page 5 of 5 Pages

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           February 14, 2013

Chilton Investment Company, LLC

By:	/s/ James Steinthal
Name: James Steinthal
Title: Executive Vice President